STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

RUBINCON VENTURES INC., a corporation organized and existing under and by virtue of the General Corporation Laws of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That by written consent of the Board of Directors of Rubincon Ventures Inc. (the “Company”) resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling for a vote of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by:

changing the article thereof entitled FIRST to read “FIRST. The name of this corporation shall be: API NANOTRONICS CORP.”

and changing the article thereof entitled “FOURTH” to read as follows:

Section 4.A The total number of shares of all classes of stock that the Corporation is authorized to issue is Two Hundred Million and One (200,000,001) shares, consisting of Two Hundred Million (200,000,000) shares of Common Stock, par value of $0.001 per share, and One (1) share of Special Voting Stock, par value of $0.01 per share.

Section 4.B. The powers, preferences, rights, qualifications, limitations and restrictions of the Special Voting Stock are as follows:

1. DIVIDENDS. Neither the holder nor, if different, the owner of the Special Voting Share shall be entitled to receive dividends in its capacity as holder or owner thereof.

2. VOTING RIGHTS. Subject to paragraph 6 hereof, the holder of record of the Special Voting Share shall be entitled to all of the voting rights, including the right to vote in person or by proxy, of the Special Voting Share on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of the Corporation at a meeting of the shareholders or in connection with a consent of the shareholders.

3. LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holder of the Special Voting Share shall be entitled to receive out of the assets of the Corporation available for distribution to the shareholders, an amount equal to $0.01 before any distribution is made on the common stock of the Corporation or any other stock ranking junior to the Special Voting Share as to distribution of assets upon liquidation, dissolution or winding-up.

4. RANKING. The Special Voting Share shall, with respect to rights on liquidation, winding up and dissolution, rank (i) senior to all classes of common stock of the Corporation and (ii) junior to any other class or series of capital stock of the Corporation.

5. REDEMPTION. The Special Voting Share shall not be subject to redemption, except that at such time as no exchangeable shares (“Exchangeable Shares”) of RVI Sub, Inc. (other than Exchangeable Shares owned by the Corporation and its affiliates) shall be outstanding, and no shares of stock, debt, options or other agreements which could give rise to the issuance of any Exchangeable Shares to any person (other than the Corporation and its affiliates) shall exist, the Special Voting Share shall automatically be redeemed and canceled, for an amount equal to $0.01 per share due and payable upon such redemption. Upon any such redemption or other purchase or acquisition of the Special Voting Share by the Corporation, the Special Voting Share shall be deemed retired and may not be reissued.

6. OTHER PROVISIONS. Pursuant to the terms of the certain Voting and Exchange Trust Agreement to be dated November 6, 2006 by and between the Corporation, RVI Sub, Inc., the Corporation and Equity Transfer & Trust Company, as such agreement may be amended, modified or supplemented from time to time (the “Trust Agreement”):

(a) During the term of the Trust Agreement, the Corporation may not, without the consent of the holders of the Exchangeable Shares (as defined in the Trust Agreement), issue any shares of its Special Voting Stock in addition to the Special Voting Share;

(b) the Special Voting Share entitles the holder of record to a number of votes at meetings of holders of common shares of the Corporation equal to the number of Exchangeable Shares outstanding from time to time (other than the Exchangeable Shares held by the Corporation and its affiliates);

(c) the Trustee (as defined in the Trust Agreement) shall exercise the votes held by the Special Voting Share pursuant to and in accordance with the Trust Agreement;

(d) the voting rights attached to the Special Voting Share shall terminate pursuant to and in accordance with the Trust Agreement; and

(e) the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions of such Special Voting Share shall be otherwise provided in the Trust Agreement.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a meeting of the stockholders was duly called and at the meeting where a quorum was present, the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 6th of November, 2006.

By:	/s/ Guy Peckham
Guy Peckham
Chief Executive Officer, President and Director